UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Spark Networks SE
(Name of Issuer)
ADS/Common Stock, no par value
(Title of Class of Securities)
846517100
(CUSIP Number)
November 16, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☒          Rule 13d-1(c)
☐          Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100

1	Name of Reporting Person: Holtzbrinck Ventures NM GmbH & Co. KG I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Germany
NUMBER OF	5	SOLE VOTING POWER 1,135,940 ADS (representing 113,594 shares of Common Stock)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,135,940 ADS (representing 113,594 shares of Common Stock)
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,135,940 ADS (representing 113,594 shares of Common Stock)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 846517100

SCHEDULE 13G

Item 1(a)	Name of Issuer: Spark Networks SE
Item 1(b)	Address of Issuer's Principal Executive Offices: Kohlfurter Strasse 41/43, 10999 Berlin, Germany
Item 2(a)	Name of Person Filing: Holtzbrinck Ventures NM GmbH & Co. KG
Item 2(b)	Address of Principal Business Office: Kaiserstrasse 14b, 80801 Munich, Germany
Item 2(c)	Citizenship: Germany
Item 2(d)	Title of Class of Securities: ADS/ Common Stock, no par value
Item 2(e)	CUSIP Number: 846517100
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.
Item 4	Ownership: (a) through (c): The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 846517100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 6, 2017

HOLTZBRINCK VENTURES NM GMBH & CO. KG

By:	/s/ Andreas Wisser
Name: Andreas Wisser
Title: Managing Director